Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS REPORTS THIRD QUARTER 2022 FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

-
Company maintains healthy operating position with US$68.9 million in cash, cash equivalents and short-term investments as of September 30, 2022; expected runway through late 2023
-
New TREK-DX clinical program studying eblasakimab’s potential in dupilumab experienced atopic dermatitis (AD) patients on track to enroll first patient by the end of 2022
-
The Phase 2b TREK-AD trial for eblasakimab in biologic naïve moderate-to-severe AD patients is on track and anticipated to generate topline data in Q2 2023

San Mateo, California, and Singapore, October 28, 2022 – ASLAN Pharmaceuticals (Nasdaq: ASLN), a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced financial results for the third quarter ended September 30, 2022, and provided an update on recent corporate activities.

“In the third quarter we presented a number of new and important insights on eblasakimab’s differentiated mechanism of action in neuronal itch and inflammatory pathways, and the potential improvements for AD patients related to itch and sleep loss, which are often the most burdensome symptoms reported by these patients,” shared Dr Carl Firth, CEO, ASLAN Pharmaceuticals. “We look forward to the topline readout of Phase 2b data evaluating eblasakimab in biologic naïve moderate-to-severe AD patients in Q2 2023. In the lead up to the new data that we will generate from both TREK-AD and TREK-DX, we are building a robust set of insights from ongoing research collaborations that will be presented early next year, to support eblasakimab's potential as a differentiated treatment for moderate-to-severe AD with broad therapeutic potential in Type 2-driven inflammatory diseases.”

Third quarter 2022 and recent business highlights

Eblasakimab

•
In August, the Company signed a licensing agreement with Belle.ai for the use of belleStudy™ digital image capture software across several global sites in the ongoing TREK-AD study of eblasakimab in AD. The easy-to-use solution enables standardized recording of AD disease severity scores through image capture and the technology will allow ASLAN to further enhance its quality control procedures in the TREK-AD study.
•
In September, three posters with new data on biomarkers, efficacy measures and patient reported outcome measures from the previously reported Phase 1b proof-of-concept trial of eblasakimab were presented at the 31st European Academy of Dermatology and Venereology (EADV) annual congress. The data showed eblasakimab suppresses downstream inflammatory biomarkers of AD, and this effect continues four to six weeks after the last dose administered. Patients treated with eblasakimab demonstrated notable improvements in quality-of-sleep measures and eblasakimab was shown to reduce P-NRS (itch) scores versus placebo, with improvements throughout the eight-week course of treatment across all dose cohorts. The posters can be found in the News and Publications section of the Company’s website.
•
In September, the Company commenced TREK-DX (TRials in EblasaKimab in Dupilumab eXperienced AD patients), a new clinical trial studying eblasakimab in dupilumab-experienced moderate-to-severe AD patients. The trial consists of a 16-week treatment period and a 12-week safety follow-up period. The primary efficacy endpoint is percentage change in Eczema Area Severity Index (EASI) score from baseline to week 16. In combination with the data from biologic naïve AD patients in the TREK-AD trial, we believe the results from the TREK-DX study in the biologic-experienced population could position eblasakimab as a preferred first choice treatment for moderate-to-severe AD.
•
The Company hosted a Research and Development Day in September where management gave a comprehensive update on the eblasakimab development program. Dr Peter A Lio, from Northwestern University Feinberg School of Medicine, and Dr Shawn Kwatra, from Johns Hopkins University, discussed the emerging unmet needs, therapeutic landscape and underlying molecular mechanisms in AD and Type 2-driven diseases. A replay of the event and presentation materials can be found in the Investor Relations section of the Company’s website.
•
In September, the Company presented new translational data on eblasakimab at the late-breaker session of the European Society for Dermatological Research (ESDR) annual meeting. The first data from the ongoing collaboration with Dr Shawn Kwatra and Dr Madan Kwatra showed increased IL-13Rα1 expression on mast cells and eosinophils in skin samples from AD patients, reinforcing the central role of IL-13Rα1 in AD. In human neuron models, eblasakimab significantly reduced neuronal itch sensitization caused by distinct IL-4 and IL-13 itch pathways and an emerging role of IL-13Rα1 signaling in mediating neuronal excitability and sensitivity beyond AD was also identified.

Farudodstat (ASLAN003)

•
A clinical development plan in skin autoimmune diseases is being finalized and a Phase 2 trial is expected to commence in the first half of 2023.

Anticipated upcoming milestones

•
First patient enrolled in the TREK-DX trial by the end of 2022.
•
New translational data highlighting the unique effects of eblasakimab’s mechanism of action will be presented in early 2023.
•
Topline data from the Phase 2b TREK-AD trial of eblasakimab is expected in Q2 2023.

Third quarter 2022 financial highlights

•
Cash used in operating activities for the third quarter of 2022 was US$9.1 million compared to US$7.6 million in the same period in 2021.
•
Cash, cash equivalents and short-term investments as of September 30, 2022, were US$68.9 million.
•
Research and development expenses were US$8.0 million in the third quarter of 2022 compared to US$5.3 million in the third quarter of 2021. The increase was due to clinical development and manufacturing costs for eblasakimab.
•
General and administrative expenses were US$2.3 million in the third quarter of 2022 compared to US$2.8 million in the third quarter of 2021.
•
Net loss attributable to stockholders for the third quarter of 2022 was US$10.9 million compared to a net loss of US$8.6 million for the third quarter of 2021.
•
The weighted average number of American Depositary Shares (ADS) outstanding in the computation of basic loss per share for the third quarter of 2022 was 69.7 million (representing 348.7 million ordinary shares), the same as the third quarter of 2021. One ADS is the equivalent of five ordinary shares.

ASLAN Pharmaceuticals Limited

CONSOLIDATED BALANCE SHEETS

(In US Dollars)

	December 31, 2021 (audited)	September 30, 2022 (unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$90,167,967	$57,752,827
Short-term investments	—	11,196,343
Total cash, cash equivalents, and short-term investments	90,167,967	68,949,170
Other assets	3,612,846	3,225,270
Total current assets	$93,780,813	$72,174,440
NON-CURRENT ASSETS
Investment in associate company	494,728	54,102
Property, plant and equipment	34,979	44,064
Right-of-use assets	197,746	332,803
Intangible assets	9,956	6,866
Total non-current assets	737,409	437,835
TOTAL ASSETS	$94,518,222	$72,612,275
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	$3,116,786	$11,043,988
Other payables	2,817,909	2,724,539
Lease liabilities - current	199,124	282,737
Financial liabilities at fair value through profit or loss	223,352	143,712
Total current liabilities	6,357,171	14,194,976
NON-CURRENT LIABILITIES
Long-term borrowings	30,857,308	36,352,304
Total non-current liabilities	30,857,308	36,352,304
Total liabilities	37,214,479	50,547,280
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY
Ordinary shares	63,019,962	63,019,962
Capital surplus	221,467,061	223,129,687
Accumulated deficits	(227,004,332)	(263,905,706)
Other reserves	(178,948)	(178,948)
Total equity attributable to stockholders of the Company	57,303,743	22,064,995
Total equity	57,303,743	22,064,995
TOTAL LIABILITIES AND EQUITY	$94,518,222	$72,612,275

ASLAN Pharmaceuticals Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In US Dollars, other than shares or share data)

	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2021	2022	2021	2022
OPERATING EXPENSES
General and administrative expenses	(2,768,498)	(2,318,889)	(9,653,235)	(7,173,938)
Research and development expenses	(5,261,740)	(7,975,962)	(13,057,003)	(27,315,008)
Total operating expenses	(8,030,238)	(10,294,851)	(22,710,238)	(34,488,946)
LOSS FROM OPERATIONS	(8,030,238)	(10,294,851)	(22,710,238)	(34,488,946)
NON-OPERATING INCOME AND EXPENSES
Other income	4,271	66,677	335,959	223,427
Interest income	20	86,642	177	130,439
Other gains and losses	103,130	246,923	1,250,241	541,496
Finance costs	(498,150)	(937,111)	(1,113,052)	(2,897,432)
Total non-operating income and expenses	(390,729)	(536,869)	473,325	(2,002,070)
Share in losses of associated company, accounted for using equity method	(133,523)	(78,144)	(215,403)	(390,516)
LOSS BEFORE INCOME TAX	(8,554,490)	(10,909,864)	(22,452,316)	(36,881,532)
INCOME TAX EXPENSE	—	(19,842)	—	(19,842)
NET LOSS FOR THE PERIOD	(8,554,490)	(10,929,706)	(22,452,316)	(36,901,374)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(8,554,490)	$(10,929,706)	$(22,452,316)	$(36,901,374)
NET LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$(8,554,490)	$(10,929,706)	$(22,452,316)	$(36,901,374)
	$(8,554,490)	$(10,929,706)	$(22,452,316)	$(36,901,374)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$(8,554,490)	$(10,929,706)	$(22,452,316)	$(36,901,374)
	$(8,554,490)	$(10,929,706)	$(22,452,316)	$(36,901,374)
LOSS PER ORDINARY SHARE
Basic and diluted	$(0.02)	$(0.03)	$(0.07)	$(0.11)
LOSS PER EQUIVALENT ADS
Basic and diluted	$(0.12)	$(0.16)	$(0.35)	$(0.53)
Weighted-average number of ordinary shares in the computation of basic loss per ordinary share	348,317,020	348,723,365	318,318,133	348,723,365
Weighted-average number of ADS in the computation of basic loss per ADS	69,663,404	69,744,673	63,663,627	69,744,673

Each ADS represents five ordinary shares

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq: ASLN) is a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients. ASLAN is currently evaluating eblasakimab, a potential first-in-class antibody targeting the IL-13 receptor, in atopic dermatitis, and farudodstat, a potent oral inhibitor of the enzyme DHODH, in autoimmune disease. ASLAN has a team in California and in Singapore. For additional information please visit www.aslanpharma.com or follow ASLAN on LinkedIn.

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy and clinical development plans; the Company’s plans to develop and commercialize eblasakimab and farudodstat; the safety and efficacy of eblasakimab and farudodstat; the Company’s plans and expected timing with respect to clinical trials, clinical trial enrollment and clinical trial results for eblasakimab andfarudodstat; the potential of eblasakimabas a first-in-class treatment for atopic dermatitis and of farudodstatas a treatment for autoimmune disease; and the Company’s cash runway. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; clinical site activation rates or clinical trial enrollment rates that are lower than expected; the impact of the COVID-19 pandemic or the ongoing conflict between Ukraine and Russia on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 25, 2022. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6206 7350 Email: ASLAN@spurwingcomms.com	Ashley R. Robinson LifeSci Advisors, LLC Tel: +1 (617) 430-7577 Email: arr@lifesciadvisors.com